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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                            PEPSI-GEMEX, S.A. DE C.V.
                       (Name of Subject Company (Issuer))

                         THE PEPSI BOTTLING GROUP, INC.

                               BOTTLING GROUP, LLC

                  PBG GRUPO EMBOTELLADOR HISPANO-MEXICANO, S.L.
                       (Name of Filing Persons (Offerors))

                            Global Depositary Shares
           (Each representing six Ordinary Participation Certificates of the subject company)

                       Ordinary Participation Certificates
                     (Each representing one Series B Common
                          Share, one Series D Preferred
                         Share and one Series L Limited
                           Voting Share of the subject
                                    company)

                Series B Common Shares, without stated par value
              Series D Preferred Shares, without stated par value*
           Series L Limited Voting Shares, without stated par value*
                         (Title of Class of Securities)

                      713435105 (Global Depositary Shares)
                      (CUSIP Number of Class of Securities)

                             Pamela C. McGuire, Esq.
              Senior Vice President, General Counsel and Secretary
                                  One Pepsi Way
                             Somers, New York 10589
                                 (914) 767-6000

                                 With a copy to:

                            Carlos E. Martinez, Esq.
                             Allan R. Williams, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York, 10036
                                 (212) 969-3000

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

  Transaction Valuation**                          AMOUNT OF FILING FEE
       $885,071,094                                       $81,427

* The Series D Preferred Shares and the Series L Limited Voting Shares are separately registered under Section 12(b) of the Securities Exchange Act of 1934.

** Represents the U.S. dollar equivalent of the aggregate cash consideration to be paid by the filing person for all outstanding Series B Common Shares, Series D Preferred Shares and Series L Limited Voting Shares of the subject company, including those represented by CPOs and GDSs, calculated using the noon buying exchange rate published by the Federal Reserve Bank of New York on October 3, 2002 of Ps.10.131 to US$1.00.

  [X] Check the box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount previously paid: $81,427
         Filing party: The Pepsi Bottling Group, Inc.
                       Bottling Group, LLC
                       PBG Grupo Embotellador Hispano-Mexicano, S.L. Form or registration No.: 5-46036
         Date filed: October 7, 2002

  [ ] Check the box if the filing relates solely to the preliminary communications made before the commencement of a tender offer.

  [ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X]  Third-party tender offer subject to Rule 14D-1.

  [ ]  Issuer tender offer subject to Rule 13E-4.

  [X]  Going-private transaction subject to Rule 13E-3.

  [ ]  Amendment to Schedule 13D under Rule 13D-2.

  [ ] Check the box if the filing is a final amendment reporting the results of a tender offer.

                                 AMENDMENT NO. 1

This amendment No. 1 amends and supplements the statement on Schedule TO filed by The Pepsi Bottling Group, Inc. ("PBG"), a Delaware corporation, Bottling Group, LLC ("BG LLC"), a Delaware limited liability company and the principal operating subsidiary of PBG and PBG Grupo Embotellador Hispano-Mexicano, S.L. ("Embotellador HM"), a Spanish limited liability company and an indirect subsidiary of BG LLC, on October 7, 2002, in connection with a tender offer in the United States (the "U.S. Offer") by PBG, through Embotellador HM, to purchase for cash all of the outstanding Global Depositary Shares (the "GDSs") of Pepsi-Gemex, S.A. de C.V. ("Gemex"), a variable stock corporation organized under the laws of Mexico, and all outstanding Series B Common Shares (the "Shares") and Ordinary Participation Certificates (the "CPOs," and collectively with the Shares and the GDSs, the "Securities") of Gemex held by persons who are not Mexican residents. Each CPO represents one Share, one Series D Preferred Share and one Series L Limited Voting Share. Each GDS represents six CPOs. Simultaneously with the U.S. Offer, Embotellador HM is offering in Mexico (the "Mexican Offer") to purchase all outstanding Shares and CPOs of Gemex, including those held by U.S. residents, on substantially the same terms as the U.S. Offer.

ITEM 1.  SUMMARY TERM SHEET

         The information provided in Items 4 and 13 below is hereby incorporated herein by reference.

ITEM 4.  TERMS OF TRANSACTION

         Item 4 of Schedule TO is hereby amended as follows:

         The phrase "prior to the expiration of the Offers" replaces "before the acceptance of the Securities for payment" in clause (v) at the end of the first paragraph under the caption "Certain Conditions to the U.S. offer" (immediately preceding the conditions list) on page 24 of the U.S. Offer to Purchase.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

         Item 13 of Schedule TO is hereby amended as follows:

         The following sentence is inserted under the caption "Background to the Offers" on page 10 of the U.S. Offer to Purchase at the end of the fifth full paragraph on that page (which begins with "In a number of meetings..."): "The timing of the transaction was expected to permit it to be completed before Phase II of the joint venture agreement began and operating control of Gemex would shift from Mr. Molina to PepsiCo."

         The following sentence is added on page 12 of the U.S. Offer to Purchase in the first paragraph under the caption "Effect of the Offers," immediately prior to the sentence that begins with "Following the consummation of the Mexican Offer": "The deregistration of the GDSs and the underlying CPOs, Shares, D Shares and L Shares under Section 12(b) of the Exchange Act would make the reporting provisions of Section 13 of the Exchange Act no longer applicable to Gemex by reason of registration of its equity securities. However, Gemex may continue to be subject to such reporting requirements pursuant to Section 15(d) of the Exchange Act by reason of its outstanding 9-3/4% Guaranteed Series B Senior Notes due 2004."

         The first bullet point in the list of Bidders' considerations supporting the fairness determination under the caption "Position of PBG, BG LLC and Embotellador HM regarding the fairness of the Offers and the reverse stock split - Fairness to the security holders of Gemex" on page 19 of the U.S. Offer to Purchase, is hereby being amended and restated as follows: "The assumption that, after considering, and based upon, factors deemed relevant by the Board of Directors of Gemex, that Board of Directors would recommend to Gemex's security holders (other than PepsiCo, Mr. Molina and their respective affiliates) that they accept the Offers and tender their Securities in the Offers. Gemex's
Schedule 14D-9 filed with the SEC on October 7, 2002, reported that the Board of Directors of Gemex by a unanimous vote of all directors and alternate directors present at its October 3, 2002 meeting, which included a majority of the directors of Gemex who are not Gemex employees, determined that the Offers are fair to security holders of Gemex (other than PepsiCo, Mr. Molina and their respective affiliates) and determined to recommend that the unaffiliated security holders of Gemex accept the Offers and tender their Securities in the Offers. The Bidders believe that this supports the determination of procedural fairness of the Offers."

                                       3
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         The second bullet point in the list of Bidders' considerations supporting the fairness determination under the caption "Position of PBG, BG LLC and Embotellador HM regarding the fairness of the Offers and the reverse stock split - Fairness to the security holders of Gemex" on page 19 of the U.S. Offer to Purchase, is hereby being amended and restated as follows: "The assumption that the Board of Directors of Gemex would receive a written opinion from a major United States investment bank that, as of the date of such opinion, the cash consideration to be received by the security holders of Gemex in the Offers was fair to the security holders of Gemex (other than PepsiCo, Mr. Molina and their respective affiliates) from a financial point of view. Gemex's Schedule 14D-9 filed with the SEC on October 7, 2002, reported that the Board of Directors of Gemex received such an opinion from Merrill Lynch, an unaffiliated financial advisor to Gemex, to the effect that, as of October 3, 2002 and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be received pursuant to the Offers by the holders of the Securities, other than PepsiCo, Mr. Molina and their respective affiliates, was fair, from a financial point of view, to those holders. The Bidders believe that the opinion supports the determination of the fairness of the prices offered to, and the retention of an unaffiliated financial advisor by the Board of Directors of Gemex supports the determination of procedural fairness for, unaffiliated security holders of Gemex."

         The fifth bullet point in the list of Bidders' considerations supporting the fairness determination under the caption "Position of PBG, BG LLC and Embotellador HM regarding the fairness of the Offers and the reverse stock split - Fairness to the security holders of Gemex" on page 19 of the U.S. Offer to Purchase, is hereby being amended and restated as follows: "The Offers, the Mexican Stock Exchange de-listing offer and the reverse stock split provide the Gemex security holders substantially greater opportunity to sell their holdings in Gemex at a premium than has been available in the public market, where historically low volumes of trading have greatly limited liquidity, without the usual transaction costs associated with open market sales. The offering prices per CPO and per GDS exceed the market prices per CPO and per GDS, respectively, for a period of 30 months prior to May 7, 2002, the date the Bidders announced the Offers."

         The following phrase is added at the end of the seventh bullet point in the list of Bidders' considerations supporting the fairness determination under the caption "Position of PBG, BG LLC and Embotellador HM regarding the fairness of the Offers and the reverse stock split - Fairness to the security holders of
Gemex" on page 19 of the U.S. Offer to Purchase: "......... and supports the determination of procedural fairness."

         The eighth bullet point in the list of Bidders' considerations supporting the fairness determination under the caption "Position of PBG, BG LLC and Embotellador HM regarding the fairness of the Offers and the reverse stock split - Fairness to the security holders of Gemex" on page 19 of the U.S. Offer to Purchase, is hereby being amended and restated as follows: "Mr. Molina, the Chairman of the Board of Directors and Chief Executive Officer of Gemex, in his capacity as the largest security holder of Gemex, has agreed to tender his securities, and to cause his affiliates identified in the Molina Agreement to Tender to tender their Securities in the Offers for the same consideration offered to other security holders of Gemex. The Bidders believe that this fact provides meaningful protection and supports their determination of procedural fairness to the unaffiliated security holders of Gemex."

         The following bullet point is added at the end of the list of Bidders' considerations supporting the fairness determination under the caption "Position of PBG, BG LLC and Embotellador HM regarding the fairness of the Offers and the reverse stock split - Fairness to the security holders of Gemex" on page 20 of the U.S. Offer to Purchase:" The Bidders valued Gemex on a going concern basis, which they believe results in a higher valuation than a valuation based on the liquidation value of Gemex. In addition, the Bidders believe that valuation on a going concern basis is a better indication of the value of Gemex than a valuation based on net book value."

         The paragraph immediately following the list of Bidders' considerations supporting the fairness determination under the caption "Position of PBG, BG LLC and Embotellador HM regarding the fairness of the Offers and the reverse stock split - Fairness to the security holders of Gemex" on page 20 of the U.S. Offer to Purchase, is hereby being amended and restated as follows: "The Bidders believe that each of the foregoing factors is relevant to all Gemex security holders who are not affiliated with the Bidders, PepsiCo or Mr. Molina. The Bidders also believe that the potentially negative factors do not, individually or in the aggregate, outweigh the overall fairness of the Offers and the reverse stock split to Gemex's security holders other than Mr. Molina, PepsiCo and their respective affiliates. The Bidders were able to reach the determination of procedural fairness to the unaffiliated security holders of Gemex in the absence of the retention of an unaffiliated representative to act solely on behalf of such unaffiliated security holders because of the overall impact of those factors noted above that support the determination of procedural fairness."

                                       4
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                                   SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        PBG Grupo Embotellador Hispano-Mexicano,
                                        S.L.

October 25, 2002                        By:   /s/ Inigo Madariaga
                                        ----------------------------------------
                                              Name: Inigo Madariaga
                                              Title: Managing Director

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        The Pepsi Bottling Group, Inc.

October 25, 2002                        By:   /s/ Alfred H. Drewes
                                        ----------------------------------------
                                              Name: Alfred H. Drewes
                                              Title: Senior Vice President &
                                                     Chief Financial Officer

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Bottling Group, LLC

October 25, 2002                        By:   /s/ Alfred H. Drewes
                                        ----------------------------------------
                                              Name: Alfred H. Drewes
                                              Title: Principal Financial Officer


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